W. John McGuire

+1.202.373.6799

john.mcguire@morganlewis.com

August 2, 2021

VIA EDGAR

Mr. Ryan Sutcliffe, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nushares ETF Trust

File Nos. 333-212032 and 811-23161

Dear Mr. Sutcliffe:

On behalf of our client, Nushares ETF Trust (the “Trust” or “Registrant”), we are responding to follow-up Staff comments we received telephonically on July 30, 2021, related to Post-Effective Amendment No. 63 (“PEA No. 63”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 10, 2021, for the purpose of registering shares of three new funds: Nuveen Dividend Growth ETF (formerly, Nuveen Santa Barbara Dividend Growth ETF), Nuveen Small Cap Select ETF and Nuveen Winslow Large-Cap Growth ESG ETF (each, a “Fund” and, collectively, the “Funds”). Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please revert to, or revise, the Funds’ registration statement to use “non-transparent” in accordance with the Natixis relief and order that the Fund is licensing.

Response: The Registrant has made the requested changes.

2.

Comment: If any of the Funds would, in fact, want to include Central American and South American markets as investable contemporaneous foreign markets, please confirm with the Staff; otherwise, please supplementally confirm contemporaneous foreign markets will be Canada only.

Response: The Registrant confirms that Canada is the only investable contemporaneous foreign market in which the Funds may invest.

Mr. Ryan Sutcliffe

August 2, 2021

3.

Comment: The Staff reaffirms its comment regarding the necessity for an 80% names rule policy in association with the term ”ESG” in the Nuveen Winslow Large-Cap Growth ESG ETF’s name. Please confirm the Fund’s continued disagreement with the Staff position.

Response: Confirmed.

4.

Comment: The Staff believes that the identity of third-party data providers and their methodologies are material information for investors; therefore, the Staff requests that the Registrant request permission for use of the names and basic methodologies of the third-party data providers for inclusion in the Prospectus.

Response: As noted in the Registrant’s response to Comment 15 in its last comment response letter related to the Nuveen Winslow Large-Cap Growth ESG ETF, the Fund may use multiple third-party data or scoring providers in its evaluation of ESG factors and these third-party data providers may change from time to time. Accordingly, even if some of these third-party data providers permit the use of their names and methodologies in the Fund’s prospectus, these third-party data providers are subject to change, and future providers may not permit the use of their names or methodologies. Further, the Fund is actively managed, and although independent third-party research vendors provide ESG data about companies to the sub-adviser, it is the sub-adviser, not the ESG research vendor, that assigns each company a score based on certain of these ESG factors that the sub-adviser, in its own discretion, believes to be material, as described in detail in the Fund’s prospectus. Providing the names and methodologies of each of the Fund’s third-party data providers might mislead investors into thinking that the third-party data providers, not the sub-adviser, scores and selects companies for inclusion in the Fund’s portfolio. In addition, the Registrant continues to believe that the identity of these third-party data providers is immaterial to investors given that the sub-adviser scores and selects the companies to be included in the Fund’s portfolio in accordance with the detailed description of the Fund’s consideration of ESG factors set forth in the Fund’s principal investment strategy. As a result, the Registrant respectfully declines to request permission from its current third-party data and scoring providers to use such information in the Fund’s prospectus.

5.

Comment: Under “Cash Equivalents and Short-Term Investments” in the Prospectus, please clarify that short-term U.S. Treasury securities, government money market funds and repurchase agreements are the only available “cash equivalent” options for the Funds.

Response: The Registrant has made the requested change.

Mr. Ryan Sutcliffe

August 2, 2021

Statement of Additional Information

6.	Comment: Under “Investment Policies and Techniques—Borrowing,” please explicitly note that there will be no borrowing for investment purposes.

Response: The Registrant has made the requested change.

7.

Comment: Under “Investment Policies and Techniques— Other Investment Policies and Techniques,” please remove the “Over-the-Counter Market” and “When-Issued or Delayed-Delivery Transactions” sections on the basis of the Natixis order.

Response: The Registrant has made the requested changes.

* * * * *

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6799 or Michael Carlton at (202) 373-6070.

Sincerely,

/s/ W. John McGuire
W. John McGuire

cc:	K. Michael Carlton, Esq.
Diana Gonzalez, Esq.